SEC FILE NUMBER: 001-38261

CUSIP NUMBER: G5223X100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kaixin Auto Holdings

Full Name of Registrant

CM Seven Star Acquisition Corporation

Former Name if Applicable

4/F, Tower D, Building 15,

No.5 Jiangtai Road,

Chaoyang District, Beijing 100015

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kaixin Auto Holdings (the “Company”) was unable to file its Annual Report on Form 20-F for the period ended December 31, 2020 on a timely basis because in response to the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” published by the U.S. Securities and Exchange Commission on April 21, 2021, the Company is in the process of evaluating the relevant accounting treatment on its outstanding warrants issued prior to the business combination among CM Seven Star Acquisition Corporation, Kaixin Auto Group and Renren Inc. on April 30, 2019. The Company anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yi Yang	(8610)	8448-1818
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒     No  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒     No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant decrease in its revenues by approximately 90% from the year ended December 31, 2019 to the year ended December 31, 2020. The decrease in anticipated revenues was primarily due to the interruption and halt to the Company’s used-car dealership business operations since mid-2020 following the outbreak of the COVID-19 pandemic.

Based on currently available information, the Company expects to report material weaknesses in the Company’s internal control over financial reporting relating to (1) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, (2) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and (3) lack of evaluations to ascertain whether the components of internal control are present and functioning.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our ability to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

*     *     *

Kaixin Auto Holdings

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2021	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer